

03 JUL -9 AM 7:21

1 July 2003

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/3240 and 82/5003

Bank of Scotland
Halifax

03024414

SUPPL

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st June to 30th June 2003.

Announcements made to the London Stock Exchange:-

02.06.03	Halifax House Price Index
03.06.03	Rule 8 Disclosure. Scottish & Newcastle
04.06.03	Rule 8 Disclosure. Scottish & Newcastle
04.06.03	Rule 8 Disclosure. Compco Holdings PLC
04.06.03	Rule 8 Disclosure. WPP Group PLC
05.06.03	Rule 8 Disclosure. Scottish & Newcastle
05.06.03	Rule 8 Disclosure. Scottish & Newcastle
05.06.03	Rule 8 Disclosure. Selfridges PLC
05.06.03	Rule 8 Disclosure. Debenhams PLC
06.06.03	Halifax Share Dealing Limited has acquired IMIWeb UK Limited.
06.06.03	Rule 8 Disclosure. Debenhams PLC
06.06.03	Rule 8 Disclosure. Debenhams PLC
06.06.03	Rule 8 Disclosure. Somerfield
06.06.03	Rule 8 Disclosure. Chubb PLC
06.06.03	Rule 8 Disclosure. Scottish & Newcastle PLC
06.06.03	Rule 8 Disclosure. WPP Group PLC
06.06.03	Rule 8 Disclosure. WPP Group PLC
06.06.03	HBOS notification of major interest in Alphameric PLC
09.06.03	Rule 8 Disclosure. WPP Group PLC
09.06.03	Rule 8 Disclosure. Scottish & Newcastle PLC
09.06.03	Rule 8 Disclosure. WPP Group PLC
10.06.03	HBOS has material and non-material interest in Oxford Instruments
10.06.03	Rule 8 Disclosure. Debenhams PLC
10.06.03	Rule 8 Disclosure. Scottish & Newcastle PLC
11.06.03	Rule 8 Disclosure. Scottish & Newcastle PLC
12.06.03	Rule 8 Disclosure. Scottish & Newcastle PLC
12.06.03	HBOS notification of major interest in Britannic Group plc
13.06.03	Rule 8 Disclosure. Scottish & Newcastle
13.06.03	Rule 8 Disclosure. WPP Group PLC
13.06.03	Rule 8 Disclosure. Scottish & Newcastle
13.06.03	Rule 8 Disclosure. AWG PLC
13.06.03	Rule 8 Disclosure. AWG PLC

dlw 7/9

16.06.03	Release of allocation - Bank of Scotland Profit Sharing Stock Ownership Scheme.
18.06.03	Rule 8 Disclosure. Scottish & Newcastle
18.06.03	Rule 8 Disclosure. Debenhams
18.06.03	Rule 8 Disclosure. WPP Group PLC
19.06.03	Director Shareholding. Bank of Scotland Profit Sharing Stock Ownership Scheme
19.06.03	Rule 8 Disclosure. Scottish & Newcastle
19.06.03	Rule 8 Disclosure. Knowledge Support Systems PLC
20.06.03	Director Shareholding. Bank of Scotland Profit Sharing Stock Ownership Scheme
20.06.03	HBOS notification of major interest in Chaucer Holdings PLC
23.06.03	Director Shareholding. Bank of Scotland Profit Sharing Stock Ownership Scheme
23.06.03	Rule 8 Disclosure. Scottish & Newcastle
23.06.03	Holdings in Company - Brit Insurance Holdings PLC
24.06.03	Pre Close Briefing for 6 months ending 30 June 2003
24.06.03	Director Shareholding. Bank of Scotland Profit Sharing Stock Ownership
24.06.03	Rule 8 Disclosure. Selfridges PLC
24.06.03	Rule 8 Disclosure. WPP Group PLC
24.06.03	Rule 8 Disclosure. Scottish & Newcastle PLC
24.06.03	Rule 8 Disclosure. Scottish & Newcastle PLC
24.06.03	Block Listing of 251,572 ordinary shares under HBOS plc Employee Share Option Plan
25.06.03	General Insurance Business Release
25.06.03	Rule 8 Disclosure. McCarthy & Stone
26.06.03	Rule 8 Disclosure. WPP Group PLC
27.06.03	Director Shareholding. Bank of Scotland Profit Sharing Stock Ownership Scheme
27.06.03	Rule 8 Disclosure. Scottish & Newcastle
27.06.03	Application to UKLA & LSE for block listing of 248,756 ordinary shares under Bank of Scotland SAYE Scheme
30.06.03	Pricing Supplement – Japanese Yen
30.06.03	Director Shareholding – Bank of Scotland Profit Sharing Stock Ownership Scheme

Documents lodged at Companies House:

2 Form 88(2)'s – Return of Allotment of	26,342 Shares registered on 23.05.03
2 Form 88(2)'s – Return of Allotment of	221,405 Shares registered on 27.05.03
5 Form 88(2)'s – Return of Allotment of	28,488 Shares registered on 28.05.03
1 Form 88(2)'s – Return of Allotment of	93,200 Shares registered on 02.06.03
1 Form 88(2)'s – Return of Allotment of	955 Shares registered on 03.06.03
4 Form 88(2)'s – Return of Allotment of	37,563 Shares registered on 04.06.03
1 Form 88(2)'s – Return of Allotment of	2,000 Shares registered on 09.06.03
1 Form 88(2)'s – Return of Allotment of	15,700 Shares registered on 10.06.03
2 Form 88(2)'s – Return of Allotment of	30,379 Shares registered on 11.06.03
4 Form 88(2)'s – Return of Allotment of	50,779 Shares registered on 13.06.03
9 Form 88(2)'s – Return of Allotment of	133,256 Shares registered on 18.06.03
1 Form 88(2)'s – Return of Allotment of	962 Shares registered on 19.06.03
1 Form 88(2)'s – Return of Allotment of	7,500 Shares registered on 20.06.03
8 Form 88(2)'s – Return of Allotment of	232,733 Shares registered on 25.06.03

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant




Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index May 2003
Released	08:00 2 Jun 2003
Number	7806L

Halifax House Price Index

National Index May

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **419.3** Monthly Change **1.5%** Annual Change **22.7%**

Standardised Average Price (seasonally adjusted) **£129,568**

Key Points

- House prices increased by 1.5% in May following April's 0.5% gain. Nationally, prices rose by 6.5% in the first five months of th
- The housing market continues to be strong with prices in the first five months of 2003 increasing at an average monthly rate of above the long-term historical trend. This is, however, almost half the rate of increase in the last five months of 2002, one of the periods of highest house price inflation ever recorded.
- The fundamentals underpinning the housing market remain in place – good labour market conditions and low interest rates are supportive of housing demand. The number of people in employment, a key factor driving housing demand according to our res increased by 47,000 between the final quarter of 2002 and the first three months of 2003. There appears to be little prospect of reversal in either employment levels or interest rates in the foreseeable future.

Commenting on the figures Martin Ellis, Chief Economist, said:

"House prices increased by 1.5% in May following April's 0.5% gain, a rise that is consistent with the strengthening in consumer confidence recorded since the end of the military conflict in Iraq.

The housing market continues to be strong with prices in the first five months of 2003 rising at an average monthly rate of 1.3%. The increases so far this year are, however, at almost half the pace of the last five months of 2002 when prices rose by 2.4% a month on average, one of the periods of highest house price inflation ever

recorded.

The fundamentals underpinning the housing market remain in place. Good labour market conditions and low interest rates remain supportive of housing demand. The number of people in employment – a key factor driving the housing demand according to our research - increased by 47,000 between the final quarter of 2002 and the first three months of 2003. There appears to be little prospect of a sharp reversal in either employment levels or interest rates in the foreseeable future.

A significant fall in the number of first-time buyers is moderating the overall pace of house price growth. A much stronger rise in house prices compared to average earnings in the recent past has resulted in a decline in the number of first-time buyers, with a fall of nearly a quarter between the first four months of 2002 and the same period this year as many people are now unable to borrow enough to buy their first home. Annual house price inflation is forecast to fall from its current rate of 23% to 9% at the end of the year."

NOTE: The 22.7% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is compiled with care. Persons seeking to place reliance upon it for commercial purposes do so however at their own risk.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:58 3 Jun 2003
Number	8530L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	89	£3.8595

3. Resultant total of the same class owned or controlled (and percentage of class)

12,704,781 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:53 4 Jun 2003
Number	9110L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
4,223		£3.85
777		£3.8395
	76	£3.8303
	44	£3.833

3. Resultant total of the same class owned or controlled (and percentage of class)

12,709,661 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Compco Holdings
Released	11:53 4 Jun 2003
Number	9111L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/06/03

Dealing in (name of company) COMPCO HOLDINGS PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
16,000		£3.10

3. Resultant total of the same class owned or controlled (and percentage of class)

671,964 1.80%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group
Released	11:55 4 Jun 2003
Number	9113L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	271,000	£5.05
5,703		£5.055
33,000		£5.13
	54,000	£5.065

3. Resultant total of the same class owned or controlled (and percentage of class)

19,081,118 1.66%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:53 5 Jun 2003
Number	9610L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	4,000	£3.8205

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,661 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:54 5 Jun 2003
Number	9614L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
55		£3.8597
	351	£3.8535
	200	£3.856
	139	£3.8635

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,026 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Selfridges plc
Released	11:56 5 Jun 2003
Number	9620L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/06/03

Dealing in (name of company) SELFRIDGES PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	16,094	£3.87

3. Resultant total of the same class owned or controlled (and percentage of class)

4,019,740	2.61%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:57 5 Jun 2003
Number	9623L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/06/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	600,957	£4.0066

3. Resultant total of the same class owned or controlled (and percentage of class)

7,328,334 2.02%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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03 JUL -2 AM 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Acquisition
Released	11:22 6 Jun 2003
Number	0164M

Halifax Share Dealing Limited, a subsidiary of HBOS PLC, has today acquired IMIWeb UK Limited. At completion, IMIWeb had net assets of approximately £2m.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:57 6 Jun 2003
Number	0187M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/06/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	174,908	£4.0066

3. Resultant total of the same class owned or controlled (and percentage of class)

7,153,426	1.97%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:59 6 Jun 2003
Number	0195M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/06/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	602,131	£4.04

3. Resultant total of the same class owned or controlled (and percentage of class)

6,551,295 1.81%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Somerfield
Released	12:01 6 Jun 2003
Number	0199M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/06/03

Dealing in (name of company) SOMERFIELD

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	590,017	£1.025

3. Resultant total of the same class owned or controlled (and percentage of class)

9,533,227 1.93%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Chubb plc
Released	12:01 6 Jun 2003
Number	0202M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/06/03

Dealing in (name of company) CHUBB PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	1,216,830	£0.6175
1,086		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

13,252,723 | 1.60%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	12:03 6 Jun 2003
Number	0207M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	1,298,701	£3.885

3. Resultant total of the same class owned or controlled (and percentage of class)

11,406,325 1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	12:05 6 Jun 2003
Number	0212M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	75,000	£5.05

3. Resultant total of the same class owned or controlled (and percentage of class)

19,006,118 1.65%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	12:07 6 Jun 2003
Number	0214M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,352,657	£5.14

3. Resultant total of the same class owned or controlled (and percentage of class)

17,653,461 1.53%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

03 JUL -9 AM 7:21

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Company	Alphameric PLC
TIDM	ALM
Headline	Holding(s) in Company
Released	17:26 6 Jun 2003
Number	0500M .

RNS Number:0500M
Alphameric PLC
6 June 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

ALPHAMERIC PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD	1,210,000
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD	765,000
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD	214,000
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD	1,493,000
JP MORGAN CHASE BANK, LUXEMBOURG	3,470

5) Number of shares/amount of stock acquired.

6) (%) of issued Class

7) Number of shares/amount of stock disposed

8) (%) of issued Class

9) Class of security

ORDINARY SHARES OF 2.5P EACH

10) Date of transaction

11) Date company informed

6 JUNE 2003

12) Total holding following this notification

3,685,470

13) Total percentage holding of issued class following this notification

3.52%

14) Any additional information

15) Name of contact and telephone number for queries

LORRI WARRINGTON
01483 293971

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......6 JUNE 2003......

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	11:21 9 Jun 2003
Number	0776M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
3,902		£5.1175
61,287		£5.1818

3. Resultant total of the same class owned or controlled (and percentage of class)

17,718,650 1.54%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:22 9 Jun 2003
Number	0781M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	70,000	£3.9404

3. Resultant total of the same class owned or controlled (and percentage of class)

11,336,325 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	12:52 9 Jun 2003
Number	0888M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
11,290		£5.0325

3. Resultant total of the same class owned or controlled (and percentage of class)

17,729,940 1.54%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Oxford Instruments
TIDM	OXIG
Headline	Holding(s) in Company
Released	09:00 10 Jun 2003
Number	PRNUK-1006

Oxford Instruments plc has been notified today, pursuant to Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material and non-material interest of 4,800,457 Ordinary £0.05p shares in our Company, which represents 10.02% of the shares in issue.

The shares to which this notification relates are registered as follows:

No of Shares	Fund	Registered Holder
3,680	FE1F	State Street Nominees
1,227,350	SJP'INTL	Bank of New York Nominees Ltd a/c 683007
340,000	SJP RECOVERY	Bank of New York Nominees Ltd a/c 683003
303,000	SJP RF32	HSBC Global Custody Nominees (UK) Ltd a/c 872859
180,227	SJP RF42	HSBC Global Custody Nominees (UK) Ltd a/c 872860
516,000	SJP RF80	HSBC Global Custody Nominees (UK) Ltd a/c 823617
284,000	SJP RF89	HSBC Global Custody Nominees (UK) Ltd a/c 823629
963,200	SJP UK & GEN	Bank of New York Nominees Ltd a/c 683005
50,000	SJP RF56	HSBC Global Custody Nominees (UK) Ltd a/c 823873
74,000	SJPI RF59	HSBC Global Custody Nominees (UK) Ltd a/c 823861
509,000	SJPI RF62	HSBC Global Custody Nominees (UK) Ltd a/c 823770
300,000	SJPI RF63	HSBC Global Custody Nominees (UK) Ltd a/c 823794
50,000	SJPI RF67	HSBC Global Custody Nominees (UK) Ltd a/c 823757

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	12:00 10 Jun 2003
Number	1395M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/06/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	4,000	£4.042

3. Resultant total of the same class owned or controlled (and percentage of class)

6,547,295	1.81%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	12:01 10-Jun 2003
Number	1396M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
6,300		£3.9097

3. Resultant total of the same class owned or controlled (and percentage of class)

11,342,625 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (*a*) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	10:43 11 Jun 2003
Number	1868M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
15		£3.9022

3. Resultant total of the same class owned or controlled (and percentage of class)

11,342,640 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	10:36 12 Jun 2003
Number	2427M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
53		£3.9555
	199	£3.9353

3. Resultant total of the same class owned or controlled (and percentage of class)

11,342,494 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END





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Company	BRITANNIC GROUP PLC
TIDM	BRT
Headline	Holding(s) in Company
Released	12:03 12 Jun 2003
Number	2510M

britannic group

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Britannic Group plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Pershing Keen Nominees PP1117 - 500

Pershing Keen Nominees PP2352 - 1,000

JP Morgan Chase, Luxembourg - 6,830

Chase Nominees Limited a/c CMIG MAIN - 4,963,852

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary Shares of 5p

10. Date of transaction

Unknown

11. Date company informed

12 June 2003

12. Total holding following this notification

4,972,182

13. Total percentage holding of issued class following this notification

2.53%

14. Any additional information

HBOS plc no longer have a notifiable interest in Britannic Group plc

15. Name of contact and telephone number for queries

Alison Ford 01564 202670

16. Name and signature of authorised company official responsible for making this notification

P. Griffin-Smith, Deputy Company Secretary

Date of notification

12 June 2003

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:50 13 Jun 2003
Number	3062M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	1,800	£3.8955

3. Resultant total of the same class owned or controlled (and percentage of class)

11,340,694 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	11:53 13 Jun 2003
Number	3069M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	6,396	£4.955

3. Resultant total of the same class owned or controlled (and percentage of class)

17,723,544 1.54%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:54 13 Jun 2003
Number	3066M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
96		£3.9772

3. Resultant total of the same class owned or controlled (and percentage of class)

11,340,790 1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - AWG PLC
Released	12:28 13 Jun 2003
Number	3106M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/05/03

Dealing in (name of company) AWG PLC

1. Class of securities (eg ordinary shares) GBP 0.16

2.

Amount bought	Amount sold	Price per unit
	24,301	£5.135

3. Resultant total of the same class owned or controlled (and percentage of class)

3,432,888	1.95%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - AWG plc
Released	12:31 13 Jun 2003
Number	3111M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/06/03

Dealing in (name of company) AWG PLC

1. Class of securities (eg ordinary shares) GBP 0.16

2.

Amount bought	Amount sold	Price per unit
	37,750	£5.40
	5,475	£5.325

3. Resultant total of the same class owned or controlled (and percentage of class)

3,389,663	1.92%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:29 16 Jun 2003
Number	3732M

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby
Brian Ivory
John Maclean
George Mitchell
Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The Shares disposed of were transferred upon maturity (3 years) in terms of the Rules of the Scheme to the employees participating in the Scheme. Directors had no role in making any decision to transfer the Shares.

7) Number of shares acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 3,300,912

10) Percentage of issued class: 0.08%

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 14th June 2002

14) Date company informed: 16th June 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing

Stock Ownership Scheme following this notification:

4,523,941 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:58 18 Jun 2003
Number	4754M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	294,246	£4.0325

3. Resultant total of the same class owned or controlled (and percentage of class)

11,046,706	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	12:00 18 Jun 2003
Number	4756M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/06/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	595,281	£4.055

3. Resultant total of the same class owned or controlled (and percentage of class)

5,952,014	1.64%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	12:03 18 Jun 2003
Number	4757M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	731,363	£5.05
136,265		£5.065
73,125		£5.065

3. Resultant total of the same class owned or controlled (and percentage of class)

17,201,571 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:19 19 Jun 2003
Number	5227M

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 423 and (ii) 617

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 806.25p and (ii) 803.5p

13) Date of transaction: 18 June 2003

14) Date company informed: 18 June 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,522,901 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey
Company Secretarial Manager
Tel: 0131 243 7029
Mobile: 07766 505615

END




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The company news service from
the London Stock Exchange

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	12:23 19 Jun 2003
Number	5290M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 19/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	115	£3.9867
36000		£3.9881

3. Resultant total of the same class owned or controlled (and percentage of class)

11,082,225	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Knowledge Support Sy
Released	12:25 19 Jun 2003
Number	5293M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 19/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/06/03

Dealing in (name of company) KNOWLEDGE SUPPORT SYSTEMS PLC

1. Class of securities (eg ordinary shares) Ordinary 20p

2.

Amount bought	Amount sold	Price per unit
	1,495,854	£0.17

3. Resultant total of the same class owned or controlled (and percentage of class)

0	0.00%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:21 20 Jun 2003
Number	5756M

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(i) The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

(ii) The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 216 and (ii) 919

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 804.63p and (ii) N/A

13) Date of transaction: 19 June 2003

14) Date company informed: 19 June 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,521,766 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

END

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Company	Chaucer Holdings PLC
TIDM	CHU
Headline	Holding(s) in Company
Released	11:32 20 Jun 2003
Number	5762M

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Chaucer Holdings PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited a/c CMIG2314	21,635,713
Pershing Keen Nominees	1
Chase Nominees Limited a/c CMIG MAIN	5,717,192

5. Number of shares / amount of stock acquired

10,135,713

6. Percentage of issued class

3.52%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 25p shares

10. Date of transaction

Not known

11. Date company informed

19 June 2003

12. Total holding following this notification

27,352,906

13. Total percentage holding of issued class following this notification

9.50%

14. Any additional information

15. Name of contact and telephone number for queries

Philip Osman, Company Secretary, Chaucer Holdings PLC – 020 7397 9777

16. Name and signature of authorised company official responsible for making this notification

Philip Osman – as above

Date of notification

20 June 2003

END





Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 23 Jun 2003
Number	6315M

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 356

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 791.10p

13) Date of transaction: 20 June 2003

14) Date company informed: 20 June 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,521,410 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

END



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:25 23 Jun 2003
Number	6358M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) *and* 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
400		£3.9615

3. Resultant total of the same class owned or controlled (and percentage of class)

11,081,684 1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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03 JUL -9 AM 7:21

Full Text Announcement

Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	18:28 23 Jun 2003
Number	6549M

RNS Number:6549M
BRIT Insurance Holdings PLC
23 June 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRIT INSURANCE HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 25P

10) Date of transaction

N/A

11) Date company informed

23 JUNE 2003

12) Total holding following this notification

103,717,570

13) Total percentage holding of issued class following this notification

10.66%
(BASED ON ISSUED SHARE CAPITAL OF 972,544,446 ORDINARY SHARES OF 25P)
(EXCLUDES ANY CONVERSION OF CONVERTIBLE UNSECURED SUBORDINATED LOAN STOCK 2008 TO ORDINARY SHARES)

14) Any additional information

15) Name of contact and telephone number for queries

LUCIE GILBERT
020 7984 8664

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....23 JUNE 2003

To: Brit Insurance Holdings Plc
Dated: 17th June 2003

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund	Registered Holder
0099600	613,758	Ordinary 25p	115	Chase Nominees Ltd a/c 115
0099600	77,136	Ordinary 25p	125	Chase Nominees Ltd a/c 125
0099600	96,330	Ordinary 25p	126	Chase Nominees Ltd a/c 126
0099600	624,851	Ordinary 25p	144	Chase Nominees Ltd a/c 144
0099600	267,914	Ordinary 25p	146	Chase Nominees Ltd a/c 146
0099600	235,000	Ordinary 25p	161	Chase Nominees Ltd a/c 161
0099600	291,326	Ordinary 25p	169	Chase Nominees Ltd a/c 169
0099600	42,582	Ordinary 25p	170	Chase Nominees Ltd a/c 170
0099600	275,790	Ordinary 25p	171	Chase Nominees Ltd a/c 171
0099600	109,636	Ordinary 25p	173	Chase Nominees Ltd a/c 173
0099600	124,902	Ordinary 25p	175	Chase Nominees Ltd a/c 175
0099600	336,277	Ordinary 25p	176	Chase Nominees Ltd a/c 176
0099600	199,072	Ordinary 25p	179	Chase Nominees Ltd a/c 179
0099600	120,710	Ordinary 25p	180	Chase Nominees Ltd a/c 180
0099600	461,477	Ordinary 25p	183	Chase Nominees Ltd a/c 183
0099600	295,224	Ordinary 25p	187	Chase Nominees Ltd a/c 187
0099600	87,116	Ordinary 25p	188	Chase Nominees Ltd a/c 188

0099600	120,236	Ordinary 25p	193	Chase Nominees Ltd a/c 193
0099600	148,035	Ordinary 25p	197	Chase Nominees Ltd a/c 197
0099600	71,272	Ordinary 25p	198	Chase Nominees Ltd a/c 198
0099600	1,264,748	Ordinary 25p	200	Chase Nominees Ltd a/c 200
0099600	531,946	Ordinary 25p	201	Chase Nominees Ltd a/c 201
0099600	101,542	Ordinary 25p	209	Chase Nominees Ltd a/c 209
0099600	541,556	Ordinary 25p	210	Chase Nominees Ltd a/c 210
0099600	347,053	Ordinary 25p	213	Chase Nominees Ltd a/c 213
0099600	331,507	Ordinary 25p	214	Chase Nominees Ltd a/c 214
0099600	4,884,532	Ordinary 25p	2304	Chase Nominees Ltd a/c 230
0099600	32,975,561	Ordinary 25p	2314	Chase Nominees Ltd a/c 231
0099600	454,270	Ordinary 25p	237	Chase Nominees Ltd a/c 237
0099600	11,240,427	Ordinary 25p	EQPEL	HSBC Global Custody Nomine
0099600	950,000	Ordinary 25p	EQSPE	HSBC Global Custody Nomine
0099600	473,333	Ordinary 25p	EQSTR	HSBC Global Custody Nomine
0099600	282,000	Ordinary 25p	H966	Chase Nominees Ltd A/C R24
0099600	1,812,799	Ordinary 25p	HLBA	Morgan Nominees Limited
0099600	1,679,320	Ordinary 25p	HLFO	Morgan Nominees Limited
0099600	97,772	Ordinary 25p	HPBA	Morgan Nominees Limited
0099600	77,232	Ordinary 25p	HPFO	Morgan Nominees Limited
0099600	1,890,559	Ordinary 25p	HXLFE	Morgan Nominees Limited
0099600	95,898	Ordinary 25p	HXPEN	Morgan Nominees Limited
0099600	450,000	Ordinary 25p	IDUEQ	Chase Nominees Ltd A/C 197
0099600	350,000	Ordinary 25p	IDUKS	Chase Nominees Ltd A/C 277
0099600	40,000	Ordinary 25p	IPFGW	Chase Nominees Ltd A/C 226
0099600	105,443	Ordinary 25p	J100	Chase Nominees Ltd A/C R24
0099600	4,329,558	Ordinary 25p	SJP HIGH	Bank of New York Nominees
0099600	580,670	Ordinary 25p	SJP RF02	HSBC Global Custody Nomine
0099600	636,090	Ordinary 25p	SJP RF03	HSBC Global Custody Nomine
0099600	10,762,161	Ordinary 25p	SJP RF79	HSBC Global Custody Nomine
0099600	5,583,600	Ordinary 25p	SJP RF82	HSBC Global Custody Nomine
0099600	382,505	Ordinary 25p	SJP RF83	HSBC Global Custody Nomine
0099600	3,576,310	Ordinary 25p	SJP RF91	HSBC Global Custody Nomine
0099600	319,427	Ordinary 25p	SJP RF 92	HSBC Global Custody Nomine
0099600	11,295	Ordinary 25p	SJP TRACK	Bank of New York Nominees
0099600	228,230	Ordinary 25p	SJPI RF04	HSBC Global Custody Nomine
0099600	12,850	Ordinary 25p	UK TRAQ	JP Morgan Chase, Luxembour
0099600	85,018	Ordinary 25p	W335	Chase Nominees Ltd A/C R24
0099600	11,633,714	Ordinary 25p	WPUKEQ	Chase Nominees Limited a/c

HBOS plc's total interest is now 103,717,570 units which is 10.65% of the shares in issue.

Contact Donna Franks on
0207 321 1311.

From: Insight Investment Management Limited

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Pre Close Briefing
Released	07:00 24 Jun 2003
Number	6715M

HBOS plc 2003

Pre Close Briefing – 24th June 2003

This announcement covers the information that will be provided at meetings with analysts in advance of HBOS's close period for the 6 months ending 30 June 2003.

Operating and financial results for the half-year will be consistent with the trading statement made at the AGM in mid May. For the full year we expect to deliver a financial and operating performance that meets market expectations.

HBOS continues to achieve good asset growth. Even so, both Tier 1 and total capital ratios have strengthened since the year-end.

Overall net interest margins are stable as are non-performing asset and provision levels, as a percentage of advances.

We expect to hit our 2003 cost targets and achieve a further useful improvement in the underlying Group Cost Income Ratio both at the half year and for the full year.

Overall in Retail Banking, margins are stable and both cost performance and credit quality are good. In a resilient housing market we will be above our stock share target for net mortgage lending and will achieve targeted shares of new current accounts and credit cards. Savings and banking credit balances will show good growth as our performance here improves.

In the Insurance & Investment Division, sales of insurance products continue to record good growth in all lines, driven by retail cross sales and the success in establishing the Esure brand. Led by further strong growth in bancassurance, UK investment sales will be usefully ahead. Predictably, sales into Europe will be significantly lower than in the first half of 2002.

Corporate Banking is achieving good growth with lending margins continuing at the higher levels achieved in 2002. Credit quality is consistent with last year's experience with half-year provisions expected to be slightly lower than in the previous six months, as a percentage of advances.

In Business Banking revenue growth is improving as the expansion of our services in England and Wales takes hold. Product mix, a direct consequence of the expansion, has prompted some reduction in margin. Credit quality has remained stable.

Overall Treasury performance in the first half has been robust, very much in line with the

second half of 2002. Asset quality remains excellent and no credit provisions or investment write-downs are expected.

Our strategy and key financial credentials; broad margin stability, financial strength, careful cost control and sound credit quality, together with good business momentum, continue to make us confident of meeting market expectations for the balance of 2003.

Contacts:

Investor Relations

Charles Wycks 020 7905 9600 or 07747 790456

Alison Charters 020 7905 9600

Press

Shane O'Riordain 07770 544585

Mark Elliott 07810 055810

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 24 Jun 2003
Number	6924M

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 81

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 800.39p

13) Date of transaction: 23 June 2003

14) Date company informed: 23 June 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,521,329 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Selfridges
Released	11:21 24 Jun 2003
Number	6930M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/06/03

Dealing in (name of company) SELFRIDGES PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
500		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

4,020,240	2.61%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group plc
Released	11:23 24 Jun 2003
Number	6931M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
87,568		£4.7425

3. Resultant total of the same class owned or controlled (and percentage of class)

17,289,139 1.50%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:25 24 Jun 2003
Number	6934M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
587		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

11,077,849 1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:26 24 Jun 2003
Number	6936M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
250		£3.8122
	90	£3.8353

3. Resultant total of the same class owned or controlled (and percentage of class)

11,078,009	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END





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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	12:38 24 Jun 2003
Number	7024M

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 251,572 Ordinary shares of 25p each under the HBOS plc Employee Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	General Insurance Business
Released	08:00 25 Jun 2003
Number	7419M

Peter Wood and HBOS to broaden insurance remit

Wednesday 25 June 2003. For immediate release:
Peter Wood, Chairman of esure, and HBOS will launch a new general insurance business early in 2004. The business will complement esure focusing primarily on the higher premium and non-standard segments of the car insurance market along, potentially, with the small commercial/fleet sector.

Firm Foundations

The business, which is subject to regulatory approval, will build on esure's successful track record.

Launched in January 2001, esure has already established itself as one of the UK's leading internet insurers using strong underwriting and the efficiency of the internet to deliver lower premiums for customers than those on offer from most providers operating in the direct and intermediary channels. The strategy is working: esure has already gained over 600,000 customers and is on track to gain a million customers well within its five-year target and to reach profitability during 2004.

A Sound Business Model

The higher premium and non-standard segments account for approximately 40% of the personal motor insurance market. The new business will use the internet as a primary sales channel and will deploy existing esure infrastructure to reduce costs for both companies.

Peter Wood will be Chairman of the new company and Colin Batabyal, an existing esure director, will be Chief Executive. The remainder of the senior team will be appointed prior to launch.

Peter Wood said:
"The success of esure over the last two years has proved there is clear space within a consumer-led market for new players that are highly focused and efficient. This new venture will bring the same degree of focus as esure to the wider car and general insurance market."

"Although car insurance appears to be a commodity product, many sectors of the market are poorly served, with little choice or innovation on offer. Using the internet, advanced underwriting and a co-operative relationship with esure, the new business will deliver significant benefits to customers."

-ends-

Press Contact
Adrian Webb,
esure Head of External Communications
Direct dial: 01737 641 000 or mobile 0771 862 8723

Editor's Notes:

esure
esure was launched in January 2001 as joint venture between Halifax plc (subsequently HBOS plc) and Peter Wood.

esure markets car insurance under the esure, Halifax and Sainsbury's Bank brands, and also household and travel insurance in its own name.

esure has rapidly become one of the best-known brands in the UK car insurance market. Its distribution channels - ranging from direct telephone and internet marketing, to retail bank branches and supermarket customers - are a key differentiator in terms of its growth and low-cost potential.

As at 20 June 2003, esure had over 600,000 policies in force (463,000 at the end of 2002) – well ahead of its target of one million customers within five years. The company is on schedule to move into profitability in 2004. To date, esure has created over 1,000 new jobs in Glasgow, Manchester and Surrey.

Peter Wood

Peter Wood founded Direct Line Insurance in 1985. He built the company into a major financial services group with a leading share of the private motor insurance market. He set up Privilege Insurance in 1996 before severing links with Royal Bank of Scotland in 1998 to pursue new ventures in the US. He set up esure with Halifax plc (subsequently HBOS plc) in 2000. Peter is also a non-executive director of the Economist Group.

Colin Batabyal

Colin Batabyal is currently an esure Director, responsible for Underwriting, Corporate Analysis and Fraud Prevention. Prior to esure he was General Manager, Motor, at Direct Line Insurance and a director of Linea Directa in Spain. Colin has worked in the insurance industry since 1977 with Norman Insurance, Churchill, Endsleigh and Municipal Mutual.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - McCarthy & Stone
Released	12:03 25 Jun 2003
Number	7560M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/06/03

Dealing in (name of company) MCCARTHY & STONE

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	100,000	£4.7650

3. Resultant total of the same class owned or controlled (and percentage of class)

1,524,558 1.47%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyri Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WPP Group Plc
Released	12:41 26 Jun 2003
Number	8250M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 26/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 25/06/03

Dealing in (name of company) WPP GROUP PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	2,400	£4.565

3. Resultant total of the same class owned or controlled (and percentage of class)

17,286,739	1.50%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1329 Kyri Meraklis

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 27 Jun 2003
Number	8680M

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 139

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 800.10p

13) Date of transaction: 26 June 2003

14) Date company informed: 26 June 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,521,190 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

END







Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:18 27 Jun 2003
Number	8726M

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 27/06/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 24/06/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
53		£3.8197
7		£3.7872
	2955	Transfer Out



3. Resultant total of the same class owned or controlled (and percentage of class)

11,075,114	1.30%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyri Meraklis

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:45 27 Jun 2003
Number	8761M

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 248,756 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 30 Jun 2003
Number	9340M

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 35

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 793p

13) Date of transaction: 27 June 2003

14) Date company informed: 27 June 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,521,155 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

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Company	HBOS PLC
TIDM	HBOS
Headline	Doc re. Pricing Supplement
Released	16:44 30 Jun 2003
Number	9701M

Pricing Supplement

Issuer:	HBOS plc
Series Number	BOS 0015
Description:	JPY 60,000,000,000 0.55 per cent. Subordinated Callable Notes due 1 July 2013
Currency/ Principal Amount:	Japanese Yen ("JPY")
Issue Price:	99.77 per cent.
Specified Denomination	JPY1,000,000, JPY10,000,000 and JPY100,000,000
Issue Date:	30 June 2003
Maturity Date:	1 July 2013
ISIN:	XS0171462624

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 30 Jun 2003
Number	9340M

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 35

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 793p

13) Date of transaction: 27 June 2003

14) Date company informed: 27 June 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,521,155 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Gail Stivey

Company Secretarial Manager

Tel: 0131 243 7029

Mobile: 07766 505615

END

Company website



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88(2)

03 JUL -3 ... 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,384	3,365	5,231
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£4.7253	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,843	2,726	4,493
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 4,678
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 20,364
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Title	Forenames	Surname	NHI	Address					Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
Mr	Ian Robert	Forrest	YR828750C	29 Craigcrook Road	Edinburgh			EH4 3PG	0	0	0	276	155	164	**595**
Mr	Andrew	Henderson	YR754231B	136 Albert Road	Epsom	Surrey		KT17 4EL	0	0	0	113	387	144	**644**
Mr	Ian Alexander	Mowat	YM813263B	19 Elrick Circle	Bridge Of Don	Aberdeen		AB22 8RS	0	0	0	539	465	315	**1,319**
Mr	David	McGavin	YW740336D	6 Arras Grove	Greenlaw Mains	Penicuik		EH26 0LH	0	394	0	439	387	250	**1,470**
Mr	John	Drummond	YR707678C	9 Broad Way	Hockley	Essex		SS5 5EL	0	1,117	1,598	816	263	125	**3,919**
Mr	Richard	Farquhar	YW542334B	16 Alma Park	Brodick	Isle Of Arran		KA27 8AT	0	0	655	1,079	387	72	**2,193**
Mrs	Sarah Margaret Stewart	Smith	YA801219A	Chrysdale	Craigrothie	Cupar, Fife		KY15 5QA	0	0	0	530	0	0	**530**
Mr	Allan Kerr	Lang	YL835943C	Top Flat Right	10 Esslemont Avenue	Aberdeen		AB25 4SL	0	0	342	803	387	329	**1,861**
Mrs	Veronica Ann	Ross	ZY856087A	163 Crewe Road West	Edinburgh			EH5 2PF	0	920	0	0	0	0	**920**
Miss	Elizabeth Smith	Vallance	YX823488A	31 South Beechwood	Edinburgh			EH12 5YR	375	0	0	0	0	0	**375**
Mrs	Sandra May	Duff	YM522827A	65 Broomhall Drive	Edinburgh			EH12 7QJ	406	0	0	0	0	0	**406**
Mr	Kenneth Richard	Macaulay	WE931904B	Dalmore	St. Baldred's Road	North Berwick	East Lothian	EH39 4PU	375	0	0	0	0	0	**375**
Mrs	Catherine Mary Forbes	Barton	YB863360B	134 Broomhill Drive	Glasgow			G11 7AS	0	295	0	213	0	0	**508**
Mrs	Jacqueline	Moon	NB329027A	28 Leirds Gate	Uddingston	Glasgow		G71 7HR	0	0	0	0	67	0	**67**
Mrs	Jacqueline Blanche Maud	Walsh	YB431708A	Conifers	4 Cameron Drive	Falkland	Cupar Fife	KY15 7DL	0	0	0	0	0	131	**131**
Mrs	Avril Mary	Mckay	NH946946A	Farrbay	10 Juniper Drive	Thurso	Caithness	KW14 7QS	375	0	0	0	0	0	**375**
Miss	Dawn	Fleming	NP989736C	18 Linden Lea	Brooklands Road	Sale	Manchester	M33 3GL	0	0	327	0	0	0	**327**
Mrs	Diane	Perrie	WE829059B	29 Murray Estate	Lamlash	Isle Of Arran		KA27 8NS	375	0	0	0	0	0	**375**
Miss	Audrey	Gow	NH156811D	109 Muir Wood Road	Currie	Midlothian		EH14 5HE	0	0	0	376	193	1,283	**1,852**
Ms	Heather Audrey	Green	WL239287C	51 Beechwood Grove	Uphall Station	Livingston		EH54 5QB	406	0	0	0	0	0	**406**
Mrs	Karen	Westgarth	NM079879C	14 Pentland Rise	Dalgety Bay	Fife		KY11 9LY	0	0	262	0	0	0	**262**
Mrs	Angela Mary	Harris	YK672109B	West View Lodge	Wrotham Road	Hook Green	Meopham, Kent	DA13 0HX	0	0	0	200	0	552	**752**
Mrs	Lisa Lorraine	McPhail	NZ885490D	15 Porthenderson	Gairloch	Ross-Shire		IV21 2AS	0	0	196	0	203	0	**399**
Mrs	Susan Margaret	Cousland	WM380222D	100 Grey Craigs	Cairneyhill	Fife		KY12 8XW	0	0	0	0	33	0	**33**
Miss	Jill Seaton	Rowlands	NX540378A	2 Thornhill Close	Broughton	Chester		CH4 0FB	0	0	0	0	101	0	**101**
Mr	Simon Rhys	Hellen	JA652944A	26 Cledwen Road	Broughton			CH4 0TH	0	0	0	0	169	0	**169**
									2,312	2,726	3,380	5,384	3,197	3,365	**20,364**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	773	355	172
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR JOHN BLACK	Class of shares allotted: ORDINARY	Number allotted: 1,300
Address: NEWHOUSE COTTAGE DRUMLANRIG THORNHILL DUMFRIES		
UK postcode: DG3 4AG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/6/3

~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

DX number DX exchange



88(2)

03 JUL

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	220,845		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·15		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100 %		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

DEFERRED CONSIDERATION DUE FROM THE SHARE PURCHASE AGREEMENT RELATING TO SALE & PURCHASE OF 980 SHARES OF MBL HOLDINGS LIMITED

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MICHAEL JOHN GREEN	ORDINARY	51,955
Address: 28 HADLEIGH DRIVE, SUTTON, SURREY		
UK postcode: SM2 5BF		
Name: BARRY LOUVEL	ORDINARY	51,945
Address: POUND COTTAGE, 24 THE NETHERLANDS, COULSDON SURREY		
UK postcode: CR5 1ND		
Name: PETER NICE		
Address: 27 LONGFLEET ROAD, DORSET	ORDINARY	116,945
UK postcode: BH15 2HN		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY [signature] Date 9/6/03

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	560		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.945		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 560
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/6/3

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,040		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,040
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/6/3

A ~~director~~ Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

03 JUL -3 AM 7:44

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	294	20	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 314
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
One World

88(2)

03 JUL

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,847		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.185		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	4,847
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/6/3

~~A director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12,287		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.185		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 12,287
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 9/6/3

A ~~director~~ / Deputy secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 6.90		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 8,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 9/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

DX number DX exchange

ployee	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
726	Andrew Hylton Manser	YS762421A	"Ayresome"	1 Hookwood Corner	Limpsfield	Surrey	RH8 0DL	8,000	610.00	
								8,000		**8,000**
	28th May 2003								**Total**	**8,000**



88(2)

03 JUL

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	93,200		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 7.355		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 93,200
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

ployee	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
489	Sir Peter Alexander Burt	YW982075B	Auldhame House	North Berwick			EH39 5PW	90,000	610.00	
								90,000		**90,000**
284	John Clarke	YR432215B	"Craig Lea"	53 Keir Street	Bridge of Allan	Stirlingshire	FK9 4QP	3,200	535.33	
								3,200		**3,200**
	2nd June 2003								**Total**	**93,200**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	955		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.445		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 955
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	06	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	369	530	16,038
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£5.7779	£5.37	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	12,443
Address:		
UK postcode:		
Name: HALIFAX NOMINEES LIMITED	ORDINARY	4,494
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 9/6/3

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual **4th June 2003**

Mrs Lisa Helen Laycock 24 John Hibbard Avenue SHEFFIELD S13 9UU	**158**
Mrs Lisa Helen Laycock 24 John Hibbard Avenue SHEFFIELD S13 9UU	**309**
Miss Julie Ann Baynes 32 Lynton Avenue Claregate WOLVERHAMPTON WV6 9NG	**1256**
Mr Neil Christopher Bowen 8 Fairview Crescent KINGSWINFORD West Midlands DY6 8LF	**921**
Mr Gary Brown 7 Lilleymede Close CHESTERFIELD Derbyshire S40 2JR	**167**
Mr Peter David Brown Oak Dene Cottage Raskelf YORK YO61 3LG	**1675**
Mrs Laura Katherine Demery 17 Bathurst Parade BRISTOL BS1 6UB	**2094**
Miss Diana Jayne Staniland 64 Welham Road RETFORD Notts DN22 6UG	**1675**

Mrs Alison Margaret Vaughan Salcantay Pighills Lane Coal Aston DRONFIELD Derbyshire S18 3BZ	**2094**
Mr Grahame Arthur Wright The Croft Brackenthwaite Lane HARROGATE North Yorkshire HG3 1PQ	**2094**
10 records	**12443**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,705		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.945		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 10,705
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	432	3,455	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£ 5.37	£ 5.7879	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,887
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/6/3

A ~~director~~ / Deputy secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5,805	229	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 376
Address	TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode	HX1 2RG		
Name	SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 5,658
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	4th June 2003
Mr William Gordon Barclay The Coulin 122 Stanstead Road CATERHAM Surrey CR3 6AE	**817**
Mr Peter Macfarlane Barton 56 Milverton Avenue Bearsden GLASGOW G61 4BG	**212**
Mr Thomas Borthwick 26 Barnton Park Avenue EDINBURGH EH4 6ES	**290**
Mr Neil Christopher Bowen 8 Fairview Crescent KINGSWINFORD West Midlands DY6 8LF	**163**
Mr Neill Laurence Brown 81 Craigwell Avenue AYLESBURY Bucks HP21 7AG	**817**
Mr Peter David Brown Oak Dene Cottage Raskelf YORK YO61 3LG	**163**
Mr Richard Farquhar 16 Alma Park Brodick ISLE OF ARRAN KA27 8AT	**65**
Mr Ian Robert Forrest 29 Craigcrook Road EDINBURGH EH4 3PG	**98**
Mr Nigel P Gray 4 Green View AYLESBURY Bucks HP20 1XP	**817**

Mr Mark Stephen Jones
37 Worlds End Lane
Weston Turville
AYLESBURY
Bucks HP22 5RZ

817

Mrs Suzanne E Lewney
1 Church Road Broughton
CHESTER
CH4 0QB

65

Mrs Margaret Halliday Notman
7 Craigcrook Park
EDINBURGH
EH4 3PL

179

Mr Stephen Andrew N Pendray
75 Kings Road
CHALFONT ST GILES
Bucks HP8 4HN

352

Miss Diana Jayne Staniland
64 Welham Road
RETFORD
Notts DN22 6UG

58

Mr Allan Thrasher
5 Ty Mawr Road Llandaff North
CARDIFF
CF14 2FN

121

Mr Shaun P Trowbridge
84 Cherry Lane
LYMM
Cheshire WA13 0PD

183

Mr John Philip Wheaton
113 Church Road Shoeburyness
SOUTHEND ON SEA
SS3 9EY

212

Mr Thomas Borthwick
26 Barnton Park Avenue
EDINBURGH
EH4 6ES

36

Mr Neil Christopher Bowen
8 Fairview Crescent
KINGSWINFORD
West Midlands DY6 8LF

50

Mrs Lisa Helen Laycock
24 John Hibbard Avenue
SHEFFIELD
S13 9UU

50

Miss Diana Jayne Staniland 64 Welham Road RETFORD Notts DN22 6UG	**12**
Mr Allan Thrasher 5 Ty Mawr Road Llandaff North CARDIFF CF14 2FN	**40**
Mr Shaun P Trowbridge 84 Cherry Lane LYMM Cheshire WA13 0PD	**41**
	5658

23 records



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.125		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: WILLIAM SCOTT ANDERSON	Class of shares allotted: ORDINARY	Number allotted: 2,000
Address: 34 CARFRAE GARDENS EDINBURGH		
UK postcode: EH4 3SS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 10/6/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15,700		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 15,700
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ee

Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
Andrew Stephen Leaman	YR876569A	4 Willow Court	Well Lane	Mollington	Chester	CH1 6LD	1,790	712.50	
							4,210	712.50	
							6,000		**6,000**
Ian Ferguson Menzies	YP425746C	29 Drylaw Crescent	Blackhall	Edinburgh		EH4 2AU	3,200	535.33	
							2,103	574.33	
							2,397	583.50	
							2,000	712.50	
							9,700		**9,700**
10th June 2003								**Total**	**15,700**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20,609		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.445		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 20,609
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,770		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.445		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 9,770
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/6/3

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	06	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	3,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/6/3

A ~~director~~ / Deputy secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

loyee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
06	Shaun Patrick Trowbridge	WP142931A	84 Cherry Lane	Lymm	Cheshire	WA13 0PD	3,000	712.50	
							3,000		**3,000**
	11th June 2003							**Total**	**3,000**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	13	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2,722	160	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,882
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 6/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

DX number DX exchange

Blueprint OneWorld

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	**11th June 2003**
Mr Donald Anderson Wicklewood Chapmans Lane Deddington BANBURY Oxon OX15 0SU	**725**
Mr Christopher Bailey 6 Thorne Way Little Orchards AYLESBURY Bucks HP20 2XA	**196**
Mr Ian Paul Bishop 3 Bevan Court Horn Street Winslow BUCKINGHAM MK18 3FA	**385**
Mr Paul Martin Brooks 8 Northumbria Drive Henleaze BRISTOL BS9 4HP	**817**
Mr Robert Buckingham 4 Meadow Park Wembdon BRIDGWATER Somerset TA6 7QE	**163**
Mrs Maureen Annella Cooper 4 Knockmuir View AVOCH Rossshire IV9 8RY	**58**
Mr Stephen Geoffrey Derges 23 The Wheatlands BRIDGNORTH Shropshire WV16 5BD	**68**
Miss Charlotte R Melbourne 5 Clinton Crescent AYLESBURY Bucks HP21 7JN	**245**

Mrs June Margaret Roddie 24 Rosegreen Crescent BELLSHILL Lanarkshire ML4 1NT	**65**
Mr Christopher Bailey 6 Thorne Way Little Orchards AYLESBURY Bucks HP20 2XA	**10**
Mr Robert Buckingham 4 Meadow Park Wembdon BRIDGWATER Somerset TA6 7QE	**140**
Mrs Maureen Annella Cooper 4 Knockmuir View AVOCH Rossshire IV9 8RY	**10**
12 records	**2882**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,047		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	4,127
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	920
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**11th June 2003**
Mr Robert Buckingham 4 Meadow Park Wembdon BRIDGWATER Somerset TA6 7QE	**502**
Mr Marc Geoffrey D Harris 1 Calpurnia Avenue Warwick Gates WARWICK CV34 6FL	**418**
2 records	**920**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	18,755	854	12,828
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,099	5,822	492
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	15,168
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	24,682
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/6/3

~~A director~~ / Deputy secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units	
Mr	Thomas Alston	McNeil	YP871978A	5 Barons Hill Avenue	Linlithgow	West Lothian		EH49 7JU	0	0	0	0	276	193	164	633	
Mr	James Stuart	Anderson	YP591547B	Woodville	14 Tennyson Road	Hutton, Essex		CM13 2SJ	0	375	0	0	0	0	0	375	
Mr	David Stewart	Cargill	YS719465B	26 Lauder Road	Woodville Park	Arbroath	Angus	DD11 4JB	0	711	0	0	0	0	0	711	
Mr	William Donald	Stoops	YR760339A	9 Priests Field	Ingrave	Brentwood		CM13 3QJ	0	1,016	0	0	0	0	0	1,016	
Miss	Jennifer Lewis	Lowrie	YP730410A	42 Priorwood Road	Glasgow			G77 6ZZ	0	4,065	0	327	0	0	0	4,392	
Miss	Maureen Mary	McLaughlin	YS467092C	22 Burncrooks Court	Duntocher	Dunbartonshire		G81 6EP	0	0	394	277	226	155	0	1,052	
Mrs	Sharon Gwynne	Howie	WA890896D	29 Ewenfield Avenue	Ayr			KA7 2QL	0	0	0	262	0	0	0	262	
Mrs	Margaret Anne	Bothamley	YH748742D	2 Woodfield Park	Bilston	Nr Roslin		EH25 9SZ	0	375	0	0	0	0	0	375	
Mrs	Theresa	Ross	WK129633B	22 Merlin Avenue	Bellshill	Lanarkshire		ML4 1LA	0	0	0	393	0	339	0	732	
Mr	Ronald John Taylor	Easton	WM402295C	41 Mountcastle Place	Edinburgh			EH8 7TB	0	0	0	196	0	0	0	196	
Miss	Donna	McDonell	NA239636C	20 Polton Court	Bonnyrigg			EH19 3HF	0	0	0	262	0	0	0	262	
Mrs	Fiona Margaret	Veale	NA170755B	5 Broadway Avenue	Henleaze	Bristol		BS9 4SU	0	0	0	524	0	0	0	524	
Mrs	Janet Fraser	Muego	YA796715A	36 Parkneuk Road	Glasgow			G43 2AG	0	0	0	0	0	0	164	164	
Miss	Caroline Sylvan	Halley	NH489243D	65 Kinnis Court	Dunfermline	Fife		KY11 4XH	0	0	0	131	0	0	0	131	
Mrs	Karen	Turnbull	NB444861A	6 Letham Gait	Dalgety Bay			KY11 9GT	0	0	0	327	0	0	0	327	
Miss	Michelle	Cook	NP415887D	18 Stean Bridge Road	Bradley Stoke	Bristol		BS32 8AH	0	375	0	0	0	0	0	375	
Mrs	Rae Thomson	McNicol	NP023611C	343 Glasgow Road	Ralston	Paisley		PA1 3BA	0	375	0	0	0	0	0	375	
Mr	Michael Allan	Sangster	YZ840137C	1385 York Avenue	Apartment 27f	New York		10021	0	1,016	0	0	0	0	0	1,016	A
Mrs	Sharon	Hagan	NR729246A	21 Balloch Crescent	Millport	Isle Of Cumbrae		KA28 0BY	0	1,016	0	0	0	0	0	1,016	
Mrs	Moira Elizabeth	Bolan	YR825995C	6 Ross Avenue	Dalgety Bay	Fife		KY11 9YN	0	375	0	0	0	0	0	375	
Mrs	Betty Corbet	Robertson	YA798691A	11 Baird Grove	Edinburgh			EH12 5RP	0	609	0	0	0	0	0	609	
Mr	Steven Thomas	Jolly	NR869913C	28 Brixwold Rise	Castle Dene	Dalhousie	Bonnyrigg, Midlothian	EH19 3FG	0	375	0	0	0	407	0	782	
Mrs	Christine May	Arnott	YB844659B	165 Pitcorthie Drive	Dunfermline			KY11 8BJ	0	0	0	393	0	339	0	732	
Mrs	Anne Frances	Bannerman	NW409844B	Braehead	31 Gannochy Road	Perth		PH2 7EG	0	0	0	262	0	0	0	262	
Mrs	Christina Isabella	Smith	YR417077D	15 Lawhead Place	Penicuik			EH26 9JU	0	0	0	0	0	101	0	101	
Miss	Patricia Anne	Harvey	NX923417C	14 South Land Street	Buckie	Moray		AB56 1BX	0	0	0	131	0	0	0	131	
Mrs	Lynn	Gibson	WL017934A	Earnside	Back Street	Bridge Of Earn	Perth	PH2 9AB	0	375	0	0	0	0	0	375	
Mrs	Ann Maria	Timney	YP698206B	55 Hawthorn Bank	Carnock	Dunfermline		KY12 9JS	0	0	0	0	0	577	0	577	
Mrs	Patricia Anne	Rice	YA790206C	72 Sunnyside Drive	Blairdardie	Glasgow		G15 6QS	0	0	460	407	271	227	0	1,365	
Miss	Alison Anne	Thomson	NY046997A	43 Craigenbay Road	Lenzie	Glasgow		G66 5JP	0	0	0	0	0	169	0	169	
Miss	Claire Luan	Sherburn	JA319695D	55 The Drive	Kippax	Leeds	West Yorkshire	LS25 7NA	0	0	0	0	0	237	0	237	
Ms	Jocelyn	McGregor	NZ266758A	5 Station Road	Woodside	Blairgowrie	Perthshire	PH13 9NJ	0	0	0	209	0	0	0	209	
Mr	Stephen Douglas	Bedwell	NX639371B	Flat 41 Woodbridge House	145 Mornington Road	Leytonstone	London	E11 3DZ	0	0	0	393	0	0	0	393	
Mrs	Elizabeth	Grant	YR455666D	7 Douglas Avenue	Linlithgow	West Lothian		EH49 6DR	0	0	0	262	0	0	0	262	
Mr	Paul David	Clarke	JG073991D	13 Old Court Road	Chelmsford	Essex		CM2 6LW	0	0	0	0	0	244	0	244	
Mr	Thomas Frederick	Magilton	YY564714C	31 Rowcliffe Avenue	Lache Lane	Chester		CH4 7PN	0	508	0	0	0	0	0	508	
Miss	Lucy	Downing	NM032274A	9 Grangeside	Upton-By-Chester			CH2 1DL	0	0	0	655	0	0	0	655	
Mr	Iain	Burford	NH141738C	'Byways'	Polhearne Lane	Brixham		TQ5 9LE	0	0	0	262	0	0	0	262	
Mrs	Jennifer	Browne	BT126686A	11 Old Coach Mews	Templepatrick			BT39 0JS	0	508	0	786	0	0	0	1,294	
Mrs	Lynette Frances	Williams	YR509472A	Quarry Bank	Smithy Lane	Deeside		CH5 3BW	0	406	0	0	0	0	0	406	
Mrs	Valerie Joan	Grove	YH738176D	7 Llandilo Close	Dinas Powys	Vale Of Glamorgan		CF64 3PR	0	0	0	0	326	310	164	800	
									0	**12,480**	**854**	**6,459**	**1,099**	**3,298**	**492**	**24,682**	


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	720		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 720
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 19/6/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25,765		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 25,765
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	5,543	668	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	800
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	5,411
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed Deputy [signature] Date 19/6/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual	**18th June 2003**
Miss Sian Elizabeth Antell The Firs Chelwood BRISTOL BS39 4NW	**327**	
Mr Andrew Barrett 7 Willow Way Wing LEIGHTON BUZZARD Beds LU7 0TJ	**490**	
Mr William Antony Bush 107 Gregories Road BEACONSFIELD Bucks HP9 1HZ	**726**	
Mr Howard Robert Dolan 138 Weston Road Aston Clinton AYLESBURY Bucks HP22 5EP	**817**	
Mrs Mary Helen Fergus 98 Boswall Parkway EDINBURGH EH5 2BY	**98**	
Miss Lynne Michelle Jones Olney Stryt Isa Hope WREXHAM Clwyd LL12 9PT	**23**	
Mr William Balfour Linton 7 Rosebush Crescent DUNFERMLINE Fife KY11 4BG	**146**	
Miss Janice Deborah Marrison 11 Regents Mews HORLEY Surrey RH6 7AN	**163**	
Mr Ian Ferguson Menzies 29 Drylaw Crescent Blackhall EDINBURGH EH4 2AU	**294**	

Mr Ian Alexander Mowat 19 Elrick Circle Bridge of Don ABERDEEN AB22 8RS	**156**
Mrs Barbara Ann Niblett 1 Coldbrook Road West Cadoxton BARRY South Glam CF63 1LF	**196**
Mr Eric Proudlock 8 Broom Farm Close Nailsea BRISTOL BS19 2YJ	**327**
Mr Patrick Michael Stappard White Beam House New Road Weedon AYLESBURY Bucks HP22 4NN	**654**
Miss Margaret Williamson 42 Hillary Close AYLESBURY Bucks HP21 9TN	**588**
Mr Andrew Barrett 7 Willow Way Wing LEIGHTON BUZZARD Beds LU7 0TJ	**100**
Mr William Balfour Linton 7 Rosebush Crescent DUNFERMLINE Fife KY11 4BG	**82**
Mr Ian Ferguson Menzies 29 Drylaw Crescent Blackhall EDINBURGH EH4 2AU	**17**
Mr Ian Alexander Mowat 19 Elrick Circle Bridge of Don ABERDEEN AB22 8RS	**41**

Mrs Barbara Ann Niblett
1 Coldbrook Road West
Cadoxton
BARRY
South Glam CF63 1LF

166

19 records

5411



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	260	130	7579
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.37	£4.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	5,066
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	2,903
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/6/3

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**18th June 2003**
Miss Sian Elizabeth Antell The Firs Chelwood BRISTOL BS39 4NW	**418**
Mr Ian Michael Dixon 89 Mount Road Lanesfield WOLVERHAMPTON WV4 6LU	**837**
Mr Eric Proudlock 8 Broom Farm Close Nailsea BRISTOL BS19 2YJ	**837**
Mrs Denise Russell 2 Hebden Grove Coppice Gate New Invention WILLENHALL West Midlands WV12 5FJ	**811**
4 records	**2903**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	15,189		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share (*including any share premium*)	£7.92		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 15,189
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

oyee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
8	John Anthony Lyons	YH347359C	14 Millhedge Close	Cobham	Surrey	KT11 3BE	8,000	535.33	
							7,189	583.50	
							15,189		**15,189**
17th June 2003								**Total**	**15,189**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	714		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 714
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	46,028	28,751	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.60	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 74,779
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 19/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	100		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.055		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 100
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 19/6/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	584	1,225	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£8.055	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,809
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	277	453	232
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR MARK ALLARDICE	Class of shares allotted: ORDINARY	Number allotted: 522
Address: 64 NORTH LARCHES, DUNFERMLINE, FIFE		
UK postcode: KY11 4NY		
Name: MRS DENISE BROCKBANK	Class of shares allotted: ORDINARY	Number allotted: 440
Address: HIGHFIELD HOUSE, TOFTS LANE, EXELBY, BEDALE, NORTH YORKSHIRE		
UK postcode: DL8 2HF		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 20, Month 06, Year 2003	To: Day, Month, Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,500		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.12		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	7,500
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 23/6/3

Deputy
A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

yee	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
6	Andrew Hylton Manser	YS762421A	"Ayresome"	1 Hookwood Corner	Limpsfield	Surrey	RH8 0DL	3,290	712.50	
								4,210	712.50	
								7,500		**7,500**

19th June 2003	**Total** **7,500**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	8,702	4,707	17,746
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	7,455	10,216	4,980
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 15,034
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 38,772
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 30/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
Mr	Gerard	Dodds	YM766774C	5 Thorndene	Elderslie	Renfrewshire		PA5 9DA	0	0	0	0	281	158	0	439
Mr	John Mathieson Forson	Jess	YM700019C	7 Mountainhall Court	Dumfries			DG1 4YY	0	0	0	0	217	0	0	217
Mr	Robert Bunting	Stewart	YS621447C	18 Eskfield Grove	Dalkeith	Midlothian		EH22 3FA	0	0	461	1,340	332	580	0	2,713
Mr	David Blakely Paterson	Trodden	YT488943B	6 Corsie Avenue	Perth			PH2 7BS	0	0	0	408	332	0	340	1,080
Mr	James Stuart	Anderson	YP591547B	Woodville	14 Tennyson Road	Hutton	Essex	CM13 2SJ	0	0	395	670	550	397	340	2,352
Mr	George Angus	Pirrie	YY648385D	59 St Luke'S Close	Woodside	London		SE25 4SY	0	1,219	0	0	0	0	0	1,219
Mr	David Bryce Henderson	Gemmell	YR573954D	9 Sunningdale Lane	Parkneuk	Dunfermline	Fife	KY12 9DJ	0	0	0	0	371	254	0	625
Mr	Peter Macfarlane	Barton	YK450629A	56 Milverton Avenue	Bearsden	Glasgow		G61 4BG	0	0	461	539	448	0	340	1,788
Mr	Alexander Wilson	Plews	YW566527C	18a Dunbeath Avenue	Newton Mearns	Glasgow		G77 5NS	0	0	0	0	0	0	102	102
Mrs	Lilian Elizabeth	Lynch	YK351507A	64/2 Whitson Road	Edinburgh			EH11 2SW	0	0	0	0	0	119	0	119
Mr	Kenneth	Gauld	WA407056D	28 Earns Heugh Circle	Cove	Aberdeen		AB12 3PY	0	0	0	131	0	0	0	131
Mrs	Dorothy	Dibble	YA908480A	6 Cumbrae	St Leonards	East Kilbride		G74 2AY	0	0	197	0	0	0	0	197
Mrs	Catherine Margaret	Morrison	WL415593A	65 Foresthall Crescent	Springburn	Glasgow		G21 4EH	0	0	0	262	0	135	0	397
Mrs	Gillian Frances	Donn	WL109481C	6 Lauder Place	East Linton	East Lothian		EH40 3DB	0	375	0	0	0	0	0	375
Ms	Audrey Couper	Jappy	WL514570D	Cathel Sheiling	Station Road	Golspie		KW10 6SR	0	0	0	262	0	0	0	262
Mrs	Jane Margaret	Bettley	NA162060A	4 Harvey Way	Bellshill	Lanarkshire		ML4 1TF	0	0	0	0	281	238	204	723
Mrs	Margaret Halliday	Notman	YB980378C	7 Craigcrook Park	Edinburgh			EH4 3PL	0	0	0	0	550	317	340	1,207
Mrs	Mary Crossan	Mackle	YP688197C	101 Lauchope Street	Chapelhall	Airdrie, Lanarkshire		ML6 8SW	0	0	395	670	166	158	0	1,389
Ms	Karen Jane	Hannigan	NH329845A	64 Craigcrook Road	Edinburgh			EH4 3JP	0	406	0	0	0	0	0	406
Mrs	Shona McKenzie	Forrest	NM233047C	52 Redwood Crescent	Milton Of Leys	Inverness		IV2 6HB	0	0	0	262	0	0	0	262
Mrs	Anne Louise	Tomkins	NP091522D	1b Garngaber Avenue	Lenzie	Glasgow		G66 4LJ	0	0	0	524	0	0	0	524
Mr	Stuart Thomas	Armour	NE581602B	34 Kirkwood Close	Vicars Cross	Chester		CH3 5JY	0	0	0	277	230	158	204	869
Mrs	May-Louise	Hendry	NH064547B	17 Sinclair Avenue	Inveraray	Argyll		PA32 8UL	0	0	0	0	0	135	0	135
Mrs	Jane Helen	Mcken	YK469147C	The Birkens	Bridgend	Kinellar, Aberdeenshire		AB2 OSS	0	0	0	0	0	0	131	131
Mrs	June Margaret	Roddie	WL254465A	24 Rosegreen Crescent	Bellshill			ML4 1NT	0	0	658	474	665	588	510	2,895
Mrs	Lynne	Deacon	NR294000D	14 Greenwood Drive	Johnstone			PA5 0AY	0	0	0	262	0	0	0	262
Mrs	Rona Mairi	Cameron	WL508022A	6 Cadboll Place	Tain	Ross-Shire		IV19 1AY	0	0	0	0	0	203	0	203
Mrs	Mary Helen	Fergus	ZY918877A	98 Boswall Parkway	Edinburgh			EH5 2BY	0	0	0	277	0	0	136	413
Mrs	Jane Marion	McKay	NS106339B	73 Rhodes Park	North Berwick	East Lothian		EH39 5NA	0	0	0	0	0	203	0	203
Mrs	Lynda	Graham	NW663604B	8 Havelock Bank	Hawick			TD9 7BG	0	0	0	131	0	0	0	131
Ms	Melanie Ann	Sanders	NX493364A	11 Arniston Road	Duloch Park	Dunfermline	Fife	KY11 8EU	0	375	0	0	0	0	0	375
Mr	George Mason	Allan	YB843808B	15 Inchkeith Avenue	South Queensferry	West Lothian		EH30 9QP	0	0	922	0	0	0	0	922
Mrs	Jillian Ellen	Wilkie	NY190883C	59 Hatton Rd	Luncarty	Perth		PH1 3UZ	0	0	0	0	0	101	0	101
rs	Amanda Jane	Shepherd	NX469856A	Fernhill	Tails Of Watten	Wick	Caithness	KW1 5UL	0	375	0	0	0	0	0	375
rs	Carolynne Anne Wight	Nelson	NZ302831D	5 Bower Mill Lane	Dundee			DD3 9UE	0	0	0	0	0	135	0	135
rs	Shabana	Siddiq	NY323992A	39 Hardgate Drive	Glasgow			G51 4XW	0	0	0	0	0	135	0	135
rs	Marion	Spiers	NW253421B	56 Jane Rae Gardens	Clydebank			G81 1HT	0	0	0	196	0	0	0	196
rs	Patricia Ann	Mathewson	YM836651A	23 Trottick Mains	Dundee			DD4 9DN	0	406	0	0	0	0	0	406
rs	Harjinder	Kaur	JB385325B	16 Honeysuckle Way	Abington Vale	Northampton		NN3 3QE	0	0	0	262	0	0	0	262
's	Gillian Valerie	Burns	JC527438C	24 Craigrigg Cottages	Bridgehouse	By Bathgate	West Lothian	EH48 3DH	0	0	0	1,312	0	0	0	1,312
ss	Dolina	MacLeod	YM729828D	4 Fernilea	Carbost	Isle Of Skye		IV47 8SJ	0	0	0	0	0	203	0	203
's	Ashley Jane	Watson	NM081208D	1 White Dales	Edinburgh			EH10 7JQ	0	0	0	0	0	397	1,021	1,418
's	Nicola Ann	Hagel	NX448076C	1 Websters Lane	Great Sutton	South Wirral		CH66 2LH	0	0	0	524	0	0	0	524
's	Caryl Ann	Williams	NH236645A	3 Fernham Drive	Off Barkers Lane	Wrexham		LL13 9TX	0	406	0	0	0	0	0	406
	Shaun Patrick	Trowbridge	WP142931A	84 Cherry Lane	Lymm	Lymm		WA13 0PD	0	0	0	670	550	397	408	2,025
	Piotr Kenneth	Twails	NX329418A	7 Watermill Crescent	Walmley	Sutton Coldfield	Birmingham	B76 2QN	0	0	0	0	0	747	0	747
	Andrew Stephen	Leaman	YR876569A	4 Willow Court	Well Lane	Chester		CH1 6LD	0	0	197	408	1,101	890	143	2,739
s	Elaine	Lavelle	NH508727C	16 The Copse	Calderstones	Liverpool		L18 3NH	0	0	0	196	0	0	0	196
s	Suzanne Elizabeth	Lewney	NP951131C	1 Church Road	Broughton	Chester		CH4 0QB	0	0	0	0	281	238	136	655
ss	Lynne Michelle	Jones	NS782444B	28 Mountain Close	Hope			LL12 9SE	0	0	461	0	0	0	0	461
s	Barbara Ann	Niblett	YS420271A	1 Coldbrook Road West	Barry			CF63 1LF	0	0	0	0	0	0	163	163
	Allan	Thrasher	ZT103592B	5 Ty Mawr Road	Llandaff North	Cardiff		CF14 2FN	0	0	560	474	422	357	238	2,051
	William Balfour	Linton	YM848015B	7 Rosebush Crescent	Dunfermline	Fife		KY11 4BG	0	0	0	0	678	294	224	1196
									0	3,562	4,707	10,531	7,455	7,537	4,980	38,772



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,717		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 8.065		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,717
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/6/3

A ~~director~~ / Deputy secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25 06 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	27,642		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£8.055		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 27,642
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4,632	264	2,119
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.7779	£5.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	83		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	4,632
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	2,466
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 30/6/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual **25th June 2003**

Mr Robert Reid Cohen 8 Thorn Side Ingleby Barwick STOCKTON ON TEES Cleveland TS17 0RT	**264**
Mr Richard Charles Bradey 16 Westbury View Peasedown St John BATH BA2 8TZ	**177**
Mr Robert Reid Cohen 8 Thorn Side Ingleby Barwick STOCKTON ON TEES Cleveland TS17 0RT	**442**
Miss Elizabeth Fisher 34 Farmbrook Avenue Fordhouses WOLVERHAMPTON WV10 6NB	**235**
Mrs Medina Green 12 Harlow Park Crescent HARROGATE North Yorkshire HG2 0AW	**1265**
Mr Richard Charles Bradey 16 Westbury View Peasedown St John BATH BA2 8TZ	**83**
6 RECORDS	**2466**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	
Number allotted	7,975	298	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share (*including any share premium*)	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	1,969
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	6,304
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	**25th June 2003**
Mr Simon Cadman 71 Gayfield Avenue Withymoor Village BRIERLEY HILL West Midlands DY5 2BU	**65**
Mr Mark Edward Robert Clifford 7 Beacon Close Stone AYLESBURY Bucks HP17 8YH	**817**
Mrs Aileen Cochrane 28 Parkinch ERSKINE Renfrewshire PA8 7HZ	**163**
Mr Nicholas Cook 70 Kingsfield Road Oxhey WATFORD WD19 4TR	**588**
Mr Robert Neil Coote 6 Abingdon Close THAME Oxon OX9 3GB	**817**
Mr David Stephen Dyson 79 Deanway CHALFONT ST GILES Bucks HP8 4LH	**235**
Mr Joanna Louise Dyson 79 Deanway CHALFONT ST GILES Bucks HP8 4LH	**352**
Mrs Medina Green 12 Harlow Park Crescent HARROGATE North Yorkshire HG2 0AW	**172**
Mr Anthony Marandola 47 Edge Hill Drive Perton WOLVERHAMPTON WV6 7SN	**490**

Mr Carol Marandola
47 Edge Hill Drive
Perton
WOLVERHAMPTON
WV6 7SN

290

Miss Mandy Jane Mather
282 Tring Road
AYLESBURY
Bucks HP20 1JT

272

Mr Thomas Alston McNeil
5 Barons Hill Avenue
LINLITHGOW
West Lothian EH49 7JU

163

Mr John Charles Moore
under The Hill Cottage
Adeys Lane
WOTTON UNDER EDGE
Glos GL12 7LY

327

Mr Scott Nelmes
2 Purton Close
Kingswood
BRISTOL
BS15 9ZE

327

Mr Trevor John Parker
5 Crockerne Drive Pill
BRISTOL
BS20 0LF

228

Mr Alexander Wilson Plews
18A Dunbeath Avenue
Newton Mearns
GLASGOW
G77 5NS

46

Mr Richard Jason Samways
19 Castle St
Aylesbury
Buckinghamshire
AYLESBURY
Bucks HP20 2RE

327

Miss Lynne Williams
41 Grecian Street
AYLESBURY
Bucks HP20 1LT

327

Mrs Aileen Cochrane
28 Parkinch
ERSKINE
Renfrewshire PA8 7HZ

20

Mr Carol Marandola 47 Edge Hill Drive Perton WOLVERHAMPTON WV6 7SN	**33**
Mr Thomas Alston McNeil 5 Barons Hill Avenue LINLITHGOW West Lothian EH49 7JU	**50**
Mr Scott Nelmes 2 Purton Close Kingswood BRISTOL BS15 9ZE	**100**
Mr Trevor John Parker 5 Crockerne Drive Pill BRISTOL BS20 0LF	**80**
Mr Alexander Wilson Plews 18A Dunbeath Avenue Newton Mearns GLASGOW G77 5NS	**15**
24 records	6304


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	14,699	5,000	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£ 7.95	£ 8.065	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES	ORDINARY	19,699
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

oyee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
50	William Balfour Linton	YM848015B	7 Rosebush Crescent	Dunfermline	Fife	KY11 4BG	3,000	273.67	
							2,000	712.50	
							5,000		**5,000**
	25th June 2003							**Total**	**5,000**

yee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
1	Douglas Ian Riddell	YP794591C	47 Vincent Drive	Westminster Park	Chester	CH4 7RQ	199	535.33	
							7,500	583.50	
							7,000	712.50	
							14,699		**14,699**
	24th June 2003							**Total**	**14,699**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	77,053	29,864	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£8.055	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 106,917
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	06	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	4,788	2,793	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£8.065	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	7,581
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/6/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange